SCHEDULE 13D
(Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
PIONEER DRILLING COMPANY
(Name of Issuer)
Common Stock, par value $0.10

(Title of Class of Securities)
723655106

(CUSIP Number)
Richard E. Blohm, Jr.
1415 Louisiana Street, Suite 3000
Houston, Texas 77002
Telephone: (713) 739-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723655106

1	NAME OF REPORTING PERSONS Pebbleton Corporation N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Netherlands Antilles

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,867,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,867,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 11.73%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	723655106

1	NAME OF REPORTING PERSON Issam M. Fares

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Lebanon

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,867,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,867,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 11.73%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

     This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Pebbleton Corporation N.V. and Issam M. Fares (together the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 2, 2009 (the “Original Schedule 13D”). This Amendment is being filed in connection with the purchase of additional shares of common stock, par value $0.10 per share, of Pioneer Drilling Company, a Texas corporation. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.
     Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As set forth in this Schedule 13D, Pebbleton owns 5,867,000 shares of Common Stock of the Issuer, which represents approximately 11.73% of the outstanding Common Stock (based upon 49,997,578 of shares of Common Stock outstanding as of December 31, 2008, as represented by the Issuer in its Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 26, 2009).
     As set forth in this Schedule 13D, Mr. Fares may be deemed to beneficially own 5,867,000 shares of Common Stock of the Issuer, which represents approximately 11.73% of the outstanding Common Stock (based upon 49,997,578 of shares of Common Stock outstanding as of December 31, 2008, as represented by the Issuer in its Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 26, 2009).
Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Statement (incorporated by reference to Exhibit A to the Original Schedule 13D filed with the Commission on February 2, 2009).

Exhibit B	Transactions in Common Stock by Pebbleton

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 2, 2009

PEBBLETON CORPORATION N.V.
	By:	Issam M. Fares,
its Managing Director

		By:	/s/ Richard E. Blohm, Jr. Richard E. Blohm, Jr.
Attorney-in-Fact

ISSAM M. FARES
	By:	/s/ Richard E. Blohm, Jr.

Richard E. Blohm, Jr.
Attorney-in-Fact

5

EXHIBIT INDEX

Exhibit A	Joint Filing Statement (incorporated by reference to Exhibit A to the Original Schedule 13D filed with the Commission on February 2, 2009).

Exhibit B	Transactions in Common Stock by Pebbleton

6